                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                             Morrow Snowboards, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                            Common Stock, No Par Value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   61902C104
           --------------------------------------------------------
                                 (CUSIP Number)

                       Stephen C. Kircher, President & CEO
                          Capitol Bay Management, Inc.
                            2424 Professional Drive
                              Roseville, CA 95561
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 30, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                              SCHEDULE 13D
CUSIP NO. 61902C104


1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CAPITOL BAY MANAGEMENT, INC.
         I.R.S. IDENTIFICATION NUMBER - 68-0308736
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A)  / /         (B)  / /
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
         WC
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or (e)    / /
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA
-------------------------------------------------------------------------------
                             7.  SOLE VOTING POWER
       NUMBER OF                 -0-
        SHARES               --------------------------------------------------
      BENEFICIALLY           8.  SHARED VOTING POWER
       OWNED BY                  3,000,000
         EACH                --------------------------------------------------
       REPORTING             9.  SOLE DISPOSITIVE POWER
        PERSON                   -0-
         WITH                --------------------------------------------------
                             10. SHARED DISPOSITIVE POWER
                                 3,000,000
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,000,000
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         32.69%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------

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                              SCHEDULE 13D
CUSIP NO. 61902C104


1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CAPITOL BAY SECURITIES, INC.
         I.R.S. IDENTIFICATION NUMBER - 68-0299608
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A)  / /         (B)  / /
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
         AF
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or (e)    / /
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA
-------------------------------------------------------------------------------
                             7.  SOLE VOTING POWER
       NUMBER OF                 -0-
        SHARES               --------------------------------------------------
      BENEFICIALLY           8.  SHARED VOTING POWER
       OWNED BY                  232,900
         EACH                --------------------------------------------------
       REPORTING             9.  SOLE DISPOSITIVE POWER
        PERSON                   -0-
         WITH                --------------------------------------------------
                             10. SHARED DISPOSITIVE POWER
                                 232,900
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         232,900
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.54%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
         BD
-------------------------------------------------------------------------------

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                              SCHEDULE 13D
CUSIP NO. 61902C104


1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CAPITOL BAY GROUP, INC.
         I.R.S. IDENTIFICATION NUMBER - 68-0299607
         STEPHEN C. KIRCHER
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A)  / /         (B)  / /
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
         AF
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or (e)    / /
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA
         U.S.A.
-------------------------------------------------------------------------------
                             7.  SOLE VOTING POWER
       NUMBER OF                 -0-
        SHARES               --------------------------------------------------
      BENEFICIALLY           8.  SHARED VOTING POWER
       OWNED BY                  3,232,900
         EACH                --------------------------------------------------
       REPORTING             9.  SOLE DISPOSITIVE POWER
        PERSON                   -0-
         WITH                --------------------------------------------------
                             10. SHARED DISPOSITIVE POWER
                                 3,232,900
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,232,900
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         35.23%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
         CO
         IN, HC
-------------------------------------------------------------------------------

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                        STATEMENT PURSUANT TO RULE 13d-1
                                    OF THE
                          GENERAL RULES AND REGULATIONS
                                   UNDER THE
                    SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

         The following information pursuant to this Amendment No. 1 amends the Schedule 13D dated July 19, 1999 ("Schedule 13D"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 1   SECURITY AND ISSUER.

         The response set forth in Item 1 of the Schedule 13D is amended and restated in its entirety as follows:

         This Schedule 13D relates to the Common Stock, no par value per share (the "Shares"), of Morrow Snowboards, Inc. ("MSI"). The name of the issuer of such securities and address of its principal executive office are:

               Morrow Snowboards, Inc.
               2600 Pringle Road, S.E.
               Salem, OR 97302

         MSI is incorporated under the laws of the State of Oregon.


Item 4   PURPOSE OF TRANSACTION.

         The response set forth in Item 4 of the Schedule 13D is amended as follows:

         On September 30, 1999, CBM exercised the Rights and purchased 1,000,000 Shares at $.25 per Share and on October 9, 1999, CBM consummated the conversion of the loan into 2,000,000 Shares.

         As of the date hereof, CBS may be deemed to beneficially own 232,900 Shares, all of which are currently held in inventory for client accounts and with respect to which CBS or its employees may have voting or investment discretion, or both ("Managed Accounts"). CBS disclaims beneficial ownership of the Shares held in Managed Accounts.

         The Reporting Persons may be deemed to have a present plan or prosposal which would relate to or result in matters set forth in paragraphs (a) - (j) as follows:

         (a)   See item (b)
         (b) CBM is currently negotiating (i) with potential candidates to merge into MSI or a subsidiary thereof; (ii) for the infusion of additional capital in an attempt to maintain the financial stability of MSI; and/or
(iii) a transaction utilizing the status of MSI as a public company. Any or all of the foregoing may result in an extraordinary corporate transaction. Further, it is likely that if any of the foregoing are negotiated on behalf of MSI that MSI will issue additional shares of capital stock, amend its articles of incorporation, effect a change in the current board of directors and management and/or change its current business plan, any or all of which would likely create a material change in the business or corporate structure of MSI.
         (c)   See item (b)
         (d)   See item (b)
         (e)   See item (b)
         (f)   See item (b)
         (g)   Not applicable.
         (h)   Not applicable.
         (i)   Not applicable.
         (j)   See item (b)

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Item 5   INTEREST IN SECURITIES OF THE ISSUER.

         The response set forth in Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

         (a) The percentage of Shares reported beneficially owned by each person herein is based on the sum of 6,176,556 Shares outstanding as indicated on MSI's most recent Form 10-K dated July 7, 1999, for the fiscal year ended December 26, 1998. The percentages below include the issuance of the 3,000,000 Shares described herein.

         As of October 9, 1999:

         (i) CBM beneficially owns 3,000,000 Shares, which constitutes 32.69% of the Shares outstanding.

         (ii) CBS may be deemed to beneficially own 232,900 Shares held in Managed Accounts, which constitutes 2.54% of the Shares outstanding.

                CBS disclaims beneficial ownership of the Shares held in Managed Accounts. Each of CBS and CBM disclaims beneficial ownership of the Shares held by the other.

         (iii) Neither CBG nor Mr. Kircher directly own any Shares. Each of CBM and CBS are wholly-owned subsidiaries of CBG and CBG is majority-owned by Mr. Kircher. Therefore, Mr. Kircher may be deemed to control CBG which may be deemed to control CBM and CBS. Thus, such Reporting Persons May be deemed to share voting power and investment power with respect to 3,232,900 Shares. Mr. Kircher and CBG may be deemed to beneficially own 35.23% of the outstanding Shares. Mr. Kircher and CBG each disclaim beneficial ownership of such 3,232,900 Shares.

         (b) The number of Shares as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is set forth on the cover page to this Amendment No. 1 to Schedule 13D, and such information is incorporated herein by reference.

         (c) During the sixty day period ended as of the date hereof, except for the transactions described herein, there have been no transactions with respect to the class of securities reported on by the Reporting Persons named in response to paragraph (a).

         (d)    None

         (e)    Not Applicable

                In addition the issuer's current report on Form 8-K filed September 9, 1999 and exhibits thereto are incorporated by reference herein.

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                                  SIGNATURES

The filing of this Amendment No. 1 to Schedule 13D and the disclosures herein shall not be deemed an admission that the Reporting Persons have had an acquisition of beneficial ownership of Shares or otherwise has become subject to an obligation to file a Schedule 13D relating to MSI, and shall not be deemed an admission that the Reporting Persons are the beneficial owner of MSI Shares for any purpose other than under Sections 13(d) and (g) of the Securities Exchange Act of 1934 and the rules thereunder.

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:      October 9, 1999

                                      CAPITOL BAY MANAGEMENT, INC.


                                      By: /s/ Stephen C. Kircher
                                         -----------------------------------
                                            Stephen C. Kircher
                                            President


                                      CAPITOL BAY SECURITIES, INC.


                                      By: /s/ Stephen C. Kircher
                                         -----------------------------------
                                            Stephen C. Kircher
                                            President


                                      CAPITOL BAY GROUP, INC.


                                      By: /s/ Stephen C. Kircher
                                         -----------------------------------
                                            Stephen C. Kircher
                                            President


                                      By: /s/ Stephen C. Kircher
                                         -----------------------------------
                                            Stephen C. Kircher,
                                            an individual